The information in this preliminary prospectus supplement and the accompanying short form base shelf prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying short form base shelf prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to General
Instruction II.L of Form F-10;
File No. 333-163399

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the accompanying short form base shelf prospectus dated December 14, 2009 to which it relates and each document incorporated or deemed to be incorporated by reference into this prospectus supplement or the accompanying short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Labopharm Inc. at its head office located at 480 Armand-Frappier Blvd, Laval, Québec, H7V 4B4, telephone: (450) 686-1017, and are also available electronically at www.sedar.com.

Subject to Completion, dated February 11, 2010

New Issue	PRELIMINARY PROSPECTUS SUPPLEMENT	February •, 2010
(to short form base shelf prospectus dated December 14, 2009)

LABOPHARM INC.

U.S.$ • per Unit

  •   Units Consisting of One Common Share and a Warrant to Purchase 0.● of a Common Share

This prospectus supplement relates to the issuance of ● units (the “Units”) of Labopharm inc. (the “Company”), each Unit being comprised of one common share (each a “Common Share”) of the Company and a warrant to purchase 0.● of a Common Share (collectively, the “Warrants”). Each Warrant has an exercise price of U.S.$● per share. The Warrants will be exercisable at any time beginning six months after issuance and will expire three years from their initial date of issuance. The Common Shares and the Warrants will be issued separately but will be purchased together in this offering. This prospectus supplement qualifies the issuance of the Units, Common Shares and Warrants forming part of the Units and the Common Shares issuable upon the exercise of the Warrants. Our outstanding Common Shares are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “DDSS” and on the Toronto Stock Exchange (the “TSX”) under the symbol “DDS”. On February 10, 2010, the last reported sale price of our Common Shares was U.S.$2.03 on Nasdaq and C$2.17 on the TSX. The Company has applied to list the Common Shares, including the Common Shares issuable upon the exercise of the Warrants, distributed under this prospectus supplement on the TSX. Listing will be subject to the Company fulfilling all the listing requirements of the TSX. The Warrants will not be listed on any national or foreign trading market.

Price: U.S.$ ●  per Unit

Investing in our Common Shares and Warrants involves risks.  See “Risk Factors” beginning on page S-4. of this prospectus supplement and page 7 of the accompanying short form base shelf prospectus.

This offering is made by a foreign private issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of its home country, Canada. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles.

You should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in, or citizens of, the United States may not be fully described herein. You should read the tax discussion contained in this prospectus supplement and accompanying short form base shelf prospectus and consult your own tax advisor. See “Certain Income Tax Considerations”.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are organized under the laws of the Province of Québec, Canada, that most of our officers and directors are residents of Canada, that some of the underwriters or experts named in this prospectus supplement and accompanying short form base shelf prospectus are residents of Canada, and that a substantial portion of our assets and the assets of those officers, directors, underwriters and experts are located outside of the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING SHORT FORM BASE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Deutsche Bank Securities

Canaccord Adams

There is no market through which the Warrants may be sold and purchasers may not be able to resell Warrants purchased under this prospectus supplement. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices and the liquidity of the Warrants.

Underwriting
			Discounts and	Net Proceeds to the
	Price to Public(1)		Commissions(2)	Company(3)

Per Unit	U.S.$	•	U.S.$ •	U.S.$	•
Total(4)	U.S.$	•	U.S.$ •	U.S.$	•

(1)	The offering price per Unit will be determined by negotiations between us and the underwriters. The offering price for our Units offered is payable in U.S. dollars. The underwriters may offer the Units at a lower price than stated above. See “Underwriting”.

(2)	In consideration for the services rendered by the underwriters in connection with the offering, the underwriters will be paid a cash fee of U.S.$ ● representing ● % of the gross proceeds of the offering. See “Underwriting”.

(3)	Before deducting expenses of this offering estimated at U.S.$ ● , which will be paid by us. The proceeds shown exclude proceeds that we may receive upon the exercise of Warrants.

(4)	We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to ● additional Units at the public offering price, less the underwriting discounts and commissions set forth above. This option represents 15% of the Common Shares and Warrants underlying the Units offered pursuant to this offering. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of the Units offered by this prospectus supplement, and for market stabilization purposes. If the underwriters exercise their over-allotment option in full, the total price to public will be U.S.$ ● , the underwriting discounts and commissions will be U.S.$ ● and the net proceeds to us will be U.S.$ ● . This prospectus supplement qualifies both the distribution of this over-allotment option and the issuance of Units, if any, issuable upon the exercise of this option. A purchaser that acquires Units forming part of the over-allotment option acquires those Units under this prospectus supplement, regardless of whether the over-allotment option is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Underwriting”.

The following table sets forth the number of Units that have been issued or may be issued by the Company pursuant to the over-allotment option:

Maximum size or
number of securities
Underwriters’ Position	available	Exercise period	Exercise price
Over-Allotment Option	Up to ● Units	Any time within 30 days after the date of this prospectus supplement	U.S. $ ● per Unit

Deutsche Bank Securities Inc., Canaccord Adams Inc. and Canaccord Financial Ltd., and certain of their broker-dealer affiliates, are acting as underwriters in respect of this offering. The Units will be sold pursuant to an underwriting agreement, dated as of February  ●  , 2010, among the Company and the underwriters.

The underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Company and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement, and subject to the approval of certain legal matters on our behalf by Fasken Martineau DuMoulin LLP, our Canadian counsel, and Goodwin Procter LLP, our United States counsel, and on behalf of the Underwriters by Stikeman Elliott LLP, Canadian counsel to the underwriters, and Wilmer Cutler Pickering Hale and Dorr LLP, United States counsel to the underwriters.

PROSPECTUS SUPPLEMENT

SHORT FORM BASE SHELF PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Units, Common Shares and Warrants being offered and also adds to and updates information contained in the accompanying short form base shelf prospectus. The second part, the accompanying short form base shelf prospectus, gives more general information, some of which may not apply to the Units, Common Shares and Warrants being offered under this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus. If the description of the Units, Common Shares or Warrants varies between this prospectus supplement and the accompanying short form base shelf prospectus, you should rely on the information in this prospectus supplement. We have not authorized anyone to provide you with different or additional information. We are not making an offer of the Units, Common Shares or Warrants in any jurisdiction where the offer is not permitted by law. If anyone provides you with any different or inconsistent information, you should not rely on it. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying short form base shelf prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

Market data and certain industry forecasts used in this prospectus supplement, the accompanying short form base shelf prospectus, and the documents incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified this information, and we do not make any representation as to the accuracy of this information.

In this prospectus supplement and the accompanying short form base shelf prospectus, unless otherwise indicated, all dollar amounts and references to “U.S.$” are to U.S. dollars and references to “C$” or “$” are to Canadian dollars. This prospectus supplement, the accompanying short form base shelf prospectus, and the documents incorporated by reference contain translations of some Canadian dollar amounts into U.S. dollars solely for your convenience.

Our consolidated financial statements and certain other financial information of ours contained or incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus have been prepared in accordance with Canadian GAAP, except as described in the notes to the consolidated financial statements which describe and reconcile the differences between Canadian GAAP and U.S. GAAP and include all disclosures required under U.S. GAAP as at December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008 and as described in the notes to the unaudited interim consolidated financial statements as at September 30, 2009 and for the three and nine-month periods ended September 30, 2009 and 2008 furnished to the United States Securities and Exchange Commission (the “SEC”) on our Report on Form 6-K, filed with the SEC on November 27, 2009 and incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus.

The names Labopharm® and Contramid® appearing in this prospectus supplement and the accompanying short form base shelf prospectus are our registered trademarks. The name Polymeric Nano-Delivery Systemtm, PNDStm, Tradorectm, Triduraltm and Oleptrotm are our trademarks. Other trademarks and service marks appearing in this prospectus supplement and the accompanying short form base shelf prospectus are the property of their respective holders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying short form base shelf prospectus, and the documents incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus contain forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our plans to develop and commercialize product candidates and the timing of these development programs;

•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;

•	clinical development of our product candidates, including the results of current and future clinical trials;

•	the benefits of our drug delivery technologies and product candidates as compared to others;

•	our ability to maintain and establish intellectual property rights in our drug delivery technologies products and product candidates;

•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;

•	our estimates of the size of the potential markets for our products and product candidates;

•	our selection and licensing of product candidates;

•	our ability to attract marketing and distribution partners and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•	sources of revenues and anticipated revenues, including contributions from marketing and distribution partners, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

•	the rate and degree of market acceptance of our products;

•	the timing and amount of reimbursement for our products;

•	the success and pricing of other competing therapies that may become available;

•	our ability to retain and hire qualified employees;

•	the manufacturing capacity of third-party manufacturers; and

•	other risk factors discussed herein and listed form time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States.

In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “intend”, “potential”, “continue” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus supplement and the accompanying short form base shelf prospectus may not transpire, and you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading “Risk Factors” in this prospectus supplement and the accompanying short form base shelf prospectus as well as in the documents incorporated by reference herein and therein. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus supplement. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law. We qualify all of the information presented in this prospectus supplement and the accompanying short form base shelf prospectus, and particularly our forward-looking statements, with these cautionary statements.

RECENT DEVELOPMENTS

On February 3, 2010, we announced the U.S. Food and Drug Administration (the “FDA”) has approved Oleptrotm (trazodone hydrochloride) extended release tablets, our novel once-daily formulation of the antidepressant trazodone, for the treatment of major depressive disorder in adults. Oleptrotm utilizes Contramid®, our control release technology for oral medications.

Major depressive disorder is a common mental illness often characterized by a combination of social and somatic symptoms. It affects millions adults in the United States and is reported as a leading cause of disability globally. We believe that with Oleptrotm, we will be in a position to offer physicians another therapeutic alternative for their patients with major depressive disorder.

We are actively exploring several alternatives for the United States commercialization of Oleptrotm. Such alternatives range from out-licensing the product to a distribution partner while retaining the right to some degree of co-promotion, through to a full co-promotion arrangement under which we would share the sales function with a partner.

We expect Oleptrotm to be available for prescription in the United States later this year, with specific timing for its launch to be determined within the context of a final commercialization plan to be prepared by us.

RISK FACTORS

Investing in our securities involves a high degree of risk. Prior to making a decision to purchase Units in this offering, you should carefully consider all of the information contained or incorporated by reference in this prospectus supplement and in the accompanying short form base shelf prospectus. In particular, you should carefully consider the risks, uncertainties and assumptions discussed in the “Risk Factors” section of the accompanying short form base shelf prospectus and in Section 4, under the heading “Risk Factors”, in our annual information form dated March 18, 2009 for the fiscal year ended December 31, 2008, which is incorporated herein by reference. If any of those risks actually occur, our business, results of operations and financial condition could be harmed. Such risks are not the only ones that we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business operations.

PRIOR SALES

Pursuant to our employee stock option plan, during the 12-month period ended February 10, 2010 we have (i) granted a total of 1,362,705 options to acquire an aggregate of 1,362,705 common shares at a weighted average price of C$1.51 per share; and (ii) issued 38,733 common shares on the exercise of 38,733 options to purchase common shares at a weighted average price of C$1.15 per share. In addition, in June and July 2009 and February 2010, we issued 665,000 common shares upon the exercise by Hercules Technology Growth Capital, Inc. of 665,000 warrants to purchase common shares at a price of C$0.89 per share. On December 14, 2009, we issued 26,568 Common Shares at a price of C$1.88 per share and on January 7, 2010, we issued 482,165 Common Shares at a price of C$2.07 per share.

No other common shares, preferred shares or warrants, or securities exchangeable or convertible into common shares, preferred shares or warrants have been issued during the twelve month period preceding February 10, 2010.

EXCHANGE RATE INFORMATION

The following table sets forth for each period indicated: (i) the noon exchange rates in effect at the end of the period; (ii) the high and low noon exchange rates during such period; and (iii) the average noon exchange rates for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada.

12 Months Ended
	December 31, 2009	December 31, 2008

Period End	U.S.$0.9555	U.S.$0.8166
High	U.S.$0.9716	U.S.$1.0289
Low	U.S.$0.7692	U.S.$0.7711
Average	U.S.$0.8754	U.S.$0.9383

On February 11, 2010, the noon exchange rate published by the Bank of Canada was C$1.00 equals U.S.$0.9503. The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years and investors are cautioned that the exchange rates presented here are historical and not indicative of future exchange rates.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of the ● Units offered by us at the public offering price of U.S.$ ●  per Unit will be approximately U.S.$ ●  million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us (excluding the proceeds, if any, from the exercise of any Warrants forming part of the Units issued in this offering). If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us will be approximately U.S.$ ●  million (excluding the proceeds, if any, from the exercise of any Warrants forming part of the Units issued in this offering).

We intend to use the net proceeds from the sale of our Units for working capital and other general corporate purposes, including, but not limited to, supporting the commercialization of Oleptrotm in the United States as well as our other existing and new product candidates, and financing our clinical development and regulatory costs of existing and new product candidates. As of the date of this prospectus supplement, we have not specifically allocated any of the net proceeds to any of these particular uses. Accordingly, our management will have broad discretion in the application of the net proceeds.

Pending the application of the net proceeds, we intend to invest the net proceeds in investment-grade, interest-bearing securities, the primary objectives of which are liquidity and capital preservation.

PRICE RANGE OF COMMON SHARES

Our Common Shares are listed on the TSX under the symbol “DDS” and on Nasdaq under the symbol “DDSS”. The following table sets forth the high and low sale prices and the closing sale prices for our Common Shares for the periods indicated, as reported on the TSX and on Nasdaq. However, this presentation should not be viewed as an indication that the market price of our Common Shares will continue at such levels.

	TSX				NASDAQ
	High	Low	Close	Volume	High	Low	Close	Volume
Period	(C$)	(C$)	(C$)	(Shares)	(U.S.$)	(U.S.$)	(U.S.$)	(Shares)

2009
February	1.80	1.23	1.24	2,351,700	1.51	0.97	0.97	704,300
March	1.86	0.97	1.66	4,050,300	1.49	0.76	1.31	807,300
April	1.68	1.22	1.47	3,708,600	1.34	0.97	1.22	1,263,300
May	2.30	1.44	2.02	4,272,300	2.00	1.20	1.85	1,601,800
June	2.64	1.93	2.40	7,859,800	2.37	1.73	2.07	7,044,200
July	3.40	1.71	2.15	16,832,000	2.95	1.00	1.99	25,505,300
August	2.20	1.51	1.52	4,706,000	2.05	1.38	1.41	7,430,800
September	1.88	1.33	1.57	5,602,800	1.76	1.21	1.46	7,554,200
October	2.38	1.44	1.68	10,756,000	2.25	1.33	1.55	21,644,400
November	1.89	1.45	1.75	5,694,500	1.79	1.37	1.65	8,875,200
December	2.20	1.67	2.18	4,674,200	2.09	1.59	2.08	11,072,400
2010
January	2.91	2.17	2.79	8,138,200	2.75	2.08	2.62	24,769,700
February 1 to 10	2.92	1.93	2.17	12,039,200	2.99	1.80	2.03	48,022,100

On February 10, 2010, the last reported sale price of our Common Shares was U.S.$2.03 on Nasdaq and C$2.17 on the TSX.

DESCRIPTION OF SECURITIES OFFERED

Each Unit will consist of one Common Share and a Warrant to purchase 0.● of a Common Share.

Common Shares

Our Common Shares rank junior to the preferred shares with respect to the payment of dividends, return of capital and distribution of assets in the event of our liquidation, dissolution or winding-up. The holders of outstanding Common Shares are entitled to receive dividends on a share-for-share basis out of the assets legally available for that purpose at such times and in such amounts as our board or directors may determine. The Common Shares carry one vote per share. There is no cumulative voting. The holders of Common Shares are entitled to receive notice of any of the matters to be voted on by the shareholders, except a meeting where only the holders of shares of a class or of a particular series are entitled to vote separately. The Common Shares are neither redeemable nor retractable. The holders of Common Shares have no pre-emptive rights. Upon our liquidation, dissolution or winding-up, the holders of common shares shall be entitled to participate equally, on a share-for-share basis, in the remaining property and assets available for distribution to such holders.

The net proceeds from the completion of this offering will be allocated to the stated capital of our Common Shares and our Warrants pro rata, based on their relative fair values. The completion of this offering will result in an increase in our total number of Common Shares issued and outstanding by    ●    , and the stated capital of our Common Shares by C$ ●, and will result in an increase in our total number of Warrants issued and outstanding by    ●     and the stated capital of our Warrants by C$ ● .

Warrants

The material terms and provisions of the Warrants being offered pursuant to this prospectus supplement are summarized below. The following description is subject to, and qualified in its entirety by, the form of warrant agreement included as an exhibit to the material change report that will be filed with securities commissions or similar authorities in each of the provinces of Canada, and to our Report on Form 6-K that will be filed with the SEC, in connection with this offering.

Warrant Agreement.  The Warrants will be governed by a warrant agreement to be entered into between us and Computershare Trust Company of Canada, as agent for the holders of the Warrants.

Exercisability.  Each Warrant will have an exercise price of U.S.$ ● per Common Share being purchased, subject to adjustment as summarized below, will be exercisable at any time beginning six months after issuance until 5:30 p.m. (New York City time) on the date that is three years from the date of their initial issuance. The Warrants will be exercisable, at the option of each holder, upon the surrender of the Warrants to us and the payment in cash, or in the case of a cashless exercise described below, by surrendering a portion of the Common Shares subject to the Warrant in lieu of cash for the exercise price. The holder will not have the right to exercise any portion of the Warrant if the holder, together with its affiliates, would beneficially own in excess of 4.99% of the total number of shares of issued and outstanding Common Shares immediately after the exercise, provided however, that upon 61 days’ prior written notice, the holder may increase this percentage to 9.99%.

Cashless Exercise.  If there is no effective registration statement registering the issuance of Common Shares issuable upon exercise of the Warrants issued to purchasers in this offering, then such Warrants must be exercised by means of a “cashless exercise” in which the holder will be entitled to surrender a portion of the Common Shares subject to the Warrant in lieu of cash for the exercise price.

Adjustments to Exercise Price.  The exercise price of U.S.$ ● per Common Share purchasable upon exercise of the Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our share capital. All adjustments will be subject to TSX prior approval.

Fundamental Change.  The warrant agreement will provide that, subject to TSX prior approval, if : (i) we consummate a merger, amalgamation or consolidation of the Company with or into another company resulting in a change of voting control, (ii) we effect a sale, lease, assignment, transfer, conveyance or other distribution of all or substantially all of our assets, (iii) there is a direct or indirect purchase offer, tender offer or exchange offer (whether by us or another party) pursuant to which at least a majority of the holders of our Common Shares are permitted to tender or exchange their shares for other securities, cash or property, (iv) we, directly or indirectly, in one or more related transactions, effect any reorganization, recapitalization or reclassification of our Common Shares or any compulsory share exchange pursuant to which our Common Shares are effectively converted into or exchanged for other securities, cash or property, or (v) we, directly or indirectly, in one or more related transactions consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) resulting in a change of voting control, then each holder of Warrant that is thereafter exercised shall receive, in lieu of our Common Shares, the kind and number or amount of other securities or property which such holder would have been entitled to receive as a result of such event if such holder had exercised such Warrant prior to the event.

Book Entry; Registered Form.  The Warrants may be issued in “book-entry only” form to The Depository Trust Company (“DTC”) and The Canadian Depositary for Securities Limited (“CDS”) or in fully registered form. If the Warrants are issued in fully registered form, a register of holders will be maintained at the principal office of Computershare Trust Company of

Canada in Montreal, Canada. One or more certificates may be exchanged for one or more certificates of different denominations evidencing in the aggregate the same number of Warrants as the certificates being exchanged. If the Warrants are issued in “book-entry only” form to DTC and CDS, such Warrants may be exercised by notifying a broker who is a DTC or CDS participant prior to the expiry of such Warrants and providing payment of the exercise price for the number of shares of our Common Shares for which such Warrants are being exercised.

Transferability.  Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned without our consent. The Warrants will not be listed on any national or foreign trading market.

Exchange Listing.  We do not plan on making an application to list the Warrants on the Nasdaq Global Market, TSX or any other securities exchange or recognized trading system. There is no market through which the Warrants may be sold and purchasers may not be able to resell warrants purchased under this prospectus supplement. This may affect the pricing of the warrants in the secondary market, the transparency and availability of trading prices and the liquidity of the Warrants.

Rights as a Shareholder.  Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of our Common Shares, the holder of a Warrant does not have the rights or privileges of a holder of our Common Shares, including any voting rights, until the holder exercises the Warrant.

CERTAIN INCOME TAX CONSIDERATIONS

Certain Canadian Income Tax Considerations

The following summarizes the principal Canadian federal income tax considerations under the Income Tax Act (Canada), or the Tax Act, generally applicable to the holding and disposition of Common Shares and Warrants by holders who, at all relevant times, for purposes of the Tax Act, are resident in Canada, deal at arm’s length and are not affiliated with us, all within the meaning of the Tax Act, and acquire and hold their Common Shares and Warrants as capital property, or the Resident Holders, and to holders of Common Shares and Warrants who, at all relevant times, for purposes of the Tax Act, are not resident in Canada, deal at arm’s length with us, acquire and hold their Common Shares and Warrants as capital property, do not use and are not deemed to use or hold their Common Shares and Warrants in the course of carrying on, or otherwise in connection with, a business in Canada and who, at all relevant times, for the purposes of the Canada-United States Income Tax Convention 1980, as amended, or the Treaty, are resident in the United States, have never been resident in Canada, have not held or used (and do not hold or use) Common Shares and Warrants in connection with a permanent establishment in Canada and who otherwise qualify for the full benefits of the Treaty, or the U.S. Holders. Two related persons (such as a corporation and a person that controls the corporation) are deemed not to deal with each other at arm’s length and it is a question of fact whether persons not related to each other are dealing with each other at arm’s length. Generally, Common Shares and Warrants will be considered to be capital property to a holder thereof provided that the holder does not use the Common Shares and Warrants in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Resident Holders may, in certain circumstances, treat its Common Shares and all of its other “Canadian securities” as defined in the Tax Act as capital property by making an irrevocable election permitted by subsection 39(4) of the Tax Act. The election under subsection 39(4) of the Tax Act does not apply to deem the Warrants to be capital property. This summary does not deal with special situations, such as the particular circumstances of traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, “specified financial institutions” and “financial institutions” as defined in the Tax Act (including those to which the mark-to-market provisions of the Tax Act apply), holders of an interest in which is a “tax shelter investment” for the purposes of the Tax Act, or where the “functional currency” reporting rules in section 261 of the Tax Act apply.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, or the Regulations, all specific proposals to amend the Tax Act and Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof, or the Proposed Amendments, the current provisions of the Treaty and counsel’s understanding of the current administrative policy and practices of the Canada Revenue Agency, or the Administrative Practices. It has been assumed that all Proposed Amendments will be enacted substantially as proposed and that there will be no other relevant changes in any governing law, the Treaty or Administrative Practices, although no assurances can be given in these respects. This summary does not take into account provincial, territorial, United States or other foreign income tax considerations, which may differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian federal income tax consequences. It is not intended as legal or tax advice to any prospective holder of Common Shares and Warrants and should not be construed as such. No representations with respect to the income tax consequences to any such holder are made. The tax consequences to any prospective holder of Common Shares and Warrants will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdictions in which that holder is subject to taxation and, generally, according to that holder’s particular circumstances. Each holder should consult the holder’s own tax advisor with respect to the tax consequences applicable to the holder’s own particular circumstances including the application and effect of the income and other tax law of any country, province, state or local tax authority.

Currency

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares and Warrants (including dividends received or deemed to have been received, adjusted cost base and proceeds of disposition) must generally be converted into Canadian dollars using the relevant exchange rate quoted by the Bank of Canada at noon on the relevant day or such other rate or rates of exchange acceptable to the Minister of National Revenue (Canada).

Allocation of Purchase Price

In acquiring Units, holders will be acquiring ownership of the Common Shares and Warrants represented by such Units. The Common Shares and Warrants represented by Units are separate properties and accordingly, holders will be required to allocate the purchase price paid for each Unit (together with any reasonable acquisition costs) between the Common Share and the Warrant comprising each Unit, on a reasonable basis in order to determine their respective costs for purposes of the Tax Act. The Corporation intends to allocate • of the purchase price for a Unit to each Common Share and • of the purchase price for a Unit to the Warrant comprising each Unit. While the Corporation considers this allocation to be reasonable, it is not binding on the CRA or the holder and we express no opinion as to such allocation. A successful challenge of such allocation by the CRA will affect the adjusted cost base of the Common Shares and the Warrants to a holder.

Taxation of Resident Holders

Exercise of Warrants

No gain or loss will be realized by a Canadian Holder upon the exercise of a Warrant. A Canadian Holder’s cost of a Common Share acquired on the exercise of a Warrant will be the aggregate of the adjusted cost base to the Canadian Holder of the Warrant so exercised and the exercise price paid for such Common Share under the terms of the Warrant. The cost of any Common Share acquired on the exercise of a Warrant by a Canadian Holder will be averaged with the adjusted cost base to the holder of any other Common Shares held by the Canadian Holder as capital property at that time to determine the adjusted cost base of the Common Share so acquired.

Disposition of Warrants

A Canadian Holder who disposes of or is deemed to dispose of a Warrant (other than a disposition arising on the exercise or expiry of a Warrant) will realize a capital gain (or capital loss) in the amount by which the proceeds of disposition, net of any costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Warrant disposed of. The tax treatment of capital gains and losses is discussed in greater detail below under “Taxation of Capital Gains and Capital Losses”.

Expiry of Warrants

The expiry of any unexercised Warrant will constitute a disposition of that Warrant for nil proceeds of disposition, resulting in the Canadian Holder realizing a capital loss equal to the adjusted cost base to the Canadian Holder of the expired Warrant. The tax treatment of capital losses is discussed in greater detail below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Dividends on Common Shares

In the case of a Resident Holder who is an individual (other than certain trusts), any dividends (including deemed dividends) received on the Common Shares will be included in computing income of the individual and will be subject to gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations. To the extent we designate the dividends as “eligible dividends” in the prescribed manner, the Resident Holder will be subject to the enhanced gross-up and dividend tax credit rules. There may be limitations on our ability to designate dividends as “eligible dividends”. Taxable dividends received by an individual (and certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

In the case of a Resident Holder that is a corporation, dividends received on the Common Shares will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. A Resident Holder that is a “private corporation”, as defined by the Tax Act, or any other corporation controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Common Shares to the extent that such dividends are deductible in computing the corporation’s taxable income.

Taxation of Capital Gains and Capital Losses

A disposition, or a deemed disposition, of a Common Share (other than a disposition or a deemed disposition to us, unless purchased by us in the open market in the manner in which shares are normally purchased in the open market) will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any costs of disposition, exceed (or are less than) the adjusted cost base of the Common Shares to the Resident Holder. For this purpose, the adjusted cost base to a Resident Holder of a common share will be determined by averaging the cost of that common share with the adjusted cost base of all Common Shares held at that time by the Resident Holder.

One-half of any capital gain realized by a Resident Holder will be included in computing the Resident Holder’s income as a taxable capital gain. One-half of any capital loss realized by a Resident Shareholder may generally be deducted against taxable capital gains realized in the year of realization of such loss or the three preceding taxation years or any subsequent taxation year, subject to detailed rules contained in the Tax Act in this regard. A capital loss realized by a Resident Holder that is a corporation, a partnership of which a corporation is a member or a trust of which a corporation is a beneficiary will be reduced by the amount of dividends received in certain circumstances.

A subscriber that is a “Canadian controlled private corporation” (as defined in the Act) will be liable to pay an additional 6 2/3% refundable tax on its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains.

Capital gains realized by an individual (including certain trusts) may give rise to a liability for alternative minimum tax.

Taxation of U.S. Holders

Taxation of Dividends on Common Shares

Amounts in respect of Common Shares paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to a U.S. Holder by us are subject to Canadian withholding tax at a rate of 25%. Under the Treaty, the rate of withholding tax on dividends beneficially owned by a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% in the case of corporate U.S. Holders beneficially owning at least 10% of our Common Shares).

Disposition of Common Shares or Warrants

A U.S. Holder is generally not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share or Warrant unless such share or warrant is “taxable Canadian property,” as defined in the Tax Act, to the holder thereof and the U.S. Holder is not entitled to relief from taxation in Canada under the Treaty with respect to such disposition.

A Common Share or Warrant, as the case may be, will generally not be taxable Canadian property to a U.S. Holder at the time of a disposition provided that the Common Shares are listed on a designated stock exchange (which includes the TSX) and that at no time during the 60 month period ending at the time of disposition of the Common Share or Warrant did the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, or the U.S. Holder together with such persons, own 25% or more of our issued shares of any class or series. In the case of the U.S. Holder to whom Common Shares or Warrants constitute, or are deemed to constitute, taxable Canadian property, no tax under the Tax Act will generally be payable on a capital gain realized on the disposition of such shares or warrants by virtue of the relieving provisions of the Treaty unless, at the time of disposition, the value of such shares or warrants is derived principally from real property situated in Canada. We believe that, at the date of this prospectus supplement, the value of the Common Shares or Warrants is not derived principally from real property situated in Canada.

U.S. Federal Income Tax Considerations

The following discussion summarizes certain material U.S. federal income tax consequences to you if you are a U.S. Holder, as defined below, of the acquisition, ownership and disposition of our Common Shares and Warrants.

This discussion is not a comprehensive description of all of the tax considerations that may be relevant to each holder’s decision to purchase Common Shares and Warrants. Except where noted, this summary deals only with Common Shares and Warrants that are purchased as Units in the offering and held as capital assets by U.S. Holders. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. Holder based on such holder’s particular situation. This discussion does not address the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment under the U.S. federal income tax laws, including, but not limited to:

•	banks;

•	dealers in securities or currencies;

•	financial institutions;

•	real estate investment trusts;

•	insurance companies;

•	tax-exempt organizations;

•	persons holding Common Shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	traders in securities that have elected the mark-to-market method of accounting;

•	persons liable for the alternative minimum tax;

•	individual retirement and other tax-deferred accounts;

•	persons who own directly, indirectly or by attribution at least 10% of our voting power; or

•	U.S. persons whose “functional currency” is not the U.S. dollar.

This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below.

This discussion does not address any aspect of U.S. federal gift or estate taxes, or of state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of partnerships or persons who hold Common Shares and Warrants through a partnership or other pass-through entity.

If you are considering the purchase, ownership or disposition of our Common Shares and Warrants, you are urged to consult your tax advisor concerning the tax consequences in light of your particular circumstances.

A U.S. Holder is a beneficial owner of Common Shares and Warrants that is a U.S. person. A U.S. person is:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation (or other entity taxable as a corporation) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation, regardless of its source; or

•	a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or if it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership holds our Common Shares and Warrants, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a U.S. Holder that is a partner of a partnership holding Common Shares and Warrants, you are urged to consult your tax advisor.

Taxation of U.S. Holders of Common Shares

Distributions on Common Shares

Subject to the discussion under “Passive Foreign Investment Company Rules” below, the gross amount of any cash distributions on our Common Shares (before reduction for Canadian withholding taxes) will be taxable to you as dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and that the U.S. Treasury Department has determined to be satisfactory for purposes of the qualified dividend income provisions of the Code. Distributions from foreign corporations may also qualify for the reduced tax rate if the distributions are received with respect to stock that is “readily tradable on an established securities market in the United States.” A passive foreign investment company is not a qualified foreign corporation and, therefore, its dividends are not eligible for the reduced rate of taxation. In addition, under current law, the preferential rate on qualified dividend income will expire for taxable years beginning December 31, 2010. However, there have been legislative proposals to extend the preferential treatment of qualified dividend income for taxable years beginning after December 31, 2010.

The U.S. Treasury Department has determined that the U.S.-Canada Income Tax Treaty (the “Treaty”) is satisfactory for purposes of the qualified dividend provisions of the Code. We believe that we are eligible for the benefits of the Treaty but were likely a passive foreign investment company in 2008 and 2009, and may be a passive foreign investment company in years subsequent to 2009 (see discussion below) and, therefore, we may not be a qualified foreign corporation. Our status as a qualified foreign corporation may also change in the future.

Dividends will be includable in your gross income on the date actually or constructively received by you. These dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

To the extent that the amount of any cash distribution exceeds our current and accumulated earnings and profits, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Common Shares (thereby increasing the amount of gain, or decreasing the amount of loss, you would recognize on a subsequent disposition of the Common Shares), and the balance in excess of adjusted basis will be subject to tax as capital gain.

To the extent we pay dividends on our Common Shares in Canadian dollars, the U.S. dollar value of such dividends should be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If Canadian dollars are converted into U.S. dollars on the date of actual or constructive receipt of such dividends, your tax basis in such Canadian dollars will be equal to their U.S. dollar value on that date and, as a result, you generally should not be required to recognize any foreign currency exchange gain or loss. Any gain or loss recognized on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as U.S. source ordinary income or loss.

You may be entitled to deduct, or claim a U.S. foreign tax credit for, Canadian taxes that are withheld on dividends received by you, subject to applicable limitations in the Code. Dividends paid on our Common Shares generally will constitute “passive income” and will be treated as income from sources without the United States for U.S. foreign tax credit limitation purposes. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each holder. You are urged to consult your tax advisor regarding the availability of the U.S. foreign tax credit in your particular circumstances.

Sale, Exchange or Other taxable Disposition of Common Shares

Subject to the discussion under “Passive Foreign Investment Company Rules” below, upon the sale, exchange or other taxable disposition of Common Shares, you generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other taxable disposition and your adjusted tax basis in the Common Shares. Your tax basis in a common share will be, in general, the price you paid for a Unit, subject to adjustments for return of capital distributions, as described above less the portion of the price you paid for a Unit that is allocated to the Warrant, as described below under “Taxation of U.S. Holders of Warrants — Allocation of Purchase Price”. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other taxable disposition, you have held the common share for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize generally will be treated as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

In general, a foreign corporation will be classified as a passive foreign investment company for U.S. federal income tax purposes if:

•	75% or more of its gross income in a taxable year falls within specific categories of passive income; or

•	the average percentage of its assets in a taxable year (ordinarily determined based on their market value as long as a corporation is not a controlled foreign corporation, as defined for U.S. federal income tax purposes) which produce passive income or are held for the production of passive income is at least 50%.

If we were classified as a passive foreign investment company, and you did not make a qualifying election either to treat us as a “qualified electing fund” or to mark our Common Shares to market:

•	Excess distributions by us to you would be taxed in a special way. “Excess distributions” are amounts received by you with respect to our Common Shares in any taxable year that exceed 125% of the average distributions received by you from us in the shorter of either the three previous years or your holding period for the Common Shares before the current taxable year. Excess distributions must be allocated ratably to each day that you have held our Common Shares. You would be required to include in your gross income for the current year amounts allocated to the current taxable year and years before we became a passive foreign investment company as ordinary income. In addition, amounts allocated to each taxable year beginning with the year we first became a passive foreign investment company, but excluding amounts allocated to the current taxable year, would be taxed at the highest rate in effect for that year on ordinary income and the tax would be subject to an interest charge at the rate applicable to deficiencies for income tax.

•	The entire amount of gain that is realized by you upon the sale or other disposition of Common Shares would also be considered an excess distribution and would be subject to tax as described above.

•	U.S. Holders must report any gains or distributions received from a passive foreign investment company by filing Internal Revenue Service Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with their return.

However, under proposed Treasury Regulations, if you have an option, warrant, or other right to acquire stock of a passive foreign investment company (such as the warrants), such option, warrant or right is considered to be passive foreign investment company stock subject to the adverse foreign passive investment company rules described above. Under rules described below, the holding period for a common share received upon exercise of a warrant will begin on the date you acquire the warrant. This will impact the availability of the “qualified electing fund” election and “mark-to-market” election (discussed below) with respect to the common share received upon exercise of the warrant.

We were likely a passive foreign investment company in 2008 and 2009 and we may have been a passive foreign investment company in years prior to 2008 and it is possible that we will be considered a passive foreign investment company in years subsequent to 2009 due to the nature of our income and assets and the manner in which the relevant provisions of the Code dealing with attribution of income and assets of subsidiaries to a parent corporation may be applied to our situation. If you hold Common Shares during a period when we are a passive foreign investment company, you will be subject to the preceding rules, even if we cease to be a passive foreign investment company, except (with certain limitations) if you made a “qualified electing fund” election or “mark-to-market” election (discussed below). Thus, for example, if you first purchase our common shares in 2010, you will be subject to the preceding rules if we are, in fact, a passive foreign investment company in 2010 or in any subsequent year when you hold our common shares. You are strongly urged to consult your tax advisor about the passive foreign investment company rules.

If we cease to be classified as a passive foreign investment company, a U.S. Holder may make a deemed sale election with respect to the common shares. A U.S. Holder that makes a deemed sale election will cease to be treated as owning stock in a passive foreign investment company. However, gain recognized by a U.S. Holder as a result of making the deemed sale election will be subject to the adverse rules described above.

Because we were likely a passive foreign investment company in 2008 and 2009, and may also be in years subsequent to 2009, you could, subject to certain conditions, elect to treat our Common Shares as stock in a “qualified electing fund,” in which case you would be required to include in current U.S. taxable income a proportionate share of our ordinary earnings and net capital gain in years in which we are classified as a passive foreign investment company, but under certain conditions any gain subsequently recognized upon the sale of our Common Shares by you generally may be taxed as capital gain. Because we may be a passive foreign investment company for one or more years, we will provide shareholders with the necessary information to make a “qualified electing fund” election upon request.

Alternatively, you could make a “mark-to-market” election pursuant to which you would recognize an amount of ordinary income or loss each year in an amount equal to the difference between the fair market value of your Common Shares and your adjusted tax basis therein. Losses would be allowed only to the extent of income, net of losses, previously recognized pursuant to the “mark-to-market” election. Any gain subsequently recognized upon the sale of our Common Shares by you generally may be taxed as ordinary income. If we were a passive foreign investment company for any prior taxable year and you held our Common Shares during that time, special rules will apply to you with respect to such prior year(s) if you decide to make either the “qualified electing fund” or “mark-to-market” election for any subsequent year. You should consult with your own tax advisors regarding the availability, consequences, advisability, and manner of making either the “qualified electing fund” or “mark-to-market” election if we are treated as a passive foreign investment company.

In addition, under certain attribution rules, if we are a passive foreign investment company, you will be deemed to own your proportionate share of any subsidiary of ours which is also a passive foreign investment company, and will be deemed to realize your proportionate share of any gain resulting from the indirect disposition of such subsidiary. In general, no “qualified electing fund” or “mark-to-market” election (as discussed above) with respect to such subsidiary will be available. Prospective investors should consult their tax advisors regarding the application of the passive foreign investment company rules to any such subsidiary.

Taxation of U.S. Holders of Warrants

Allocation of Purchase Price

The purchase price for each Unit must be allocated between the common share and warrant in proportion to their fair market values determined on the date of purchase. The basis of a warrant shall be an amount equal to the portion of the Unit purchase price allocated to the warrant.

Sale or Other Taxable Disposition of Warrants

Subject to the discussion under “Passive Foreign Investment Company Rules” below, upon the sale or other taxable disposition of warrants, you generally will recognize capital gain or loss equal to the difference, if any, between the U.S. dollar value of the amount realized (as determined on the date of the sale or other taxable disposition) and your adjusted tax basis in the warrants. The capital gain or loss will generally be long-term capital gain or loss if your holding period in the warrants exceeds one year. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize generally will be treated as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

Exercise and Expiration of Warrants

You generally should not recognize any income, gain or loss on the exercise of a warrant, except with respect to any cash received in lieu of a fractional common share. When a warrant is exercised, your cost of the common share acquired thereby will be equal to your adjusted cost basis of the warrant plus the exercise price paid for the common share, less the portion of such basis allocable to the fractional share (if any). In the event a warrant is cash-settled upon exercise, you generally will recognize gain or loss equal to the difference between the cash received upon exercise and your adjusted tax basis in the warrant. This capital gain or loss will be long-term or short-term capital gain or loss depending upon the length of time you held the warrant. The expiration of an unexercised warrant will generally give rise to a capital loss equal to the adjusted cost basis to you of the expired warrant. The holding period of the common share acquired through the exercise of a warrant would begin on the date of exercise of the warrant.

Passive Foreign Investment Company Rules

If we are classified as a passive foreign investment company for any taxable year during which a U.S. Holder owns warrants, the U.S. Holder will generally be subject to adverse rules (regardless of whether we continue to be classified as a passive foreign investment company) with respect to any gain realized on the sale or other disposition of warrants. For a description of these adverse rules, including the non-application of favorable capital gains rates and the imposition of an interest charge, see above “Taxation of U.S. Holders of Common Shares — Passive Foreign Investment Company Rules.”

If we cease to be classified as a passive foreign investment company, a U.S. Holder may make a deemed sale election with respect to the warrants. A U.S. Holder that makes a deemed sale election will cease to be treated as owning stock in a passive foreign investment company. However, gain recognized by a U.S. Holder as a result of making the deemed sale election will be subject to the adverse rules described above.

The “mark-to-market” election and the “qualified electing fund” election under the passive foreign investment company rules may not be made with respect to the warrants.

Further, as discussed above, under proposed Treasury Regulations, if a U.S. Holder has an option, warrant or other right to acquire stock of a passive foreign investment company (such as the warrants), such option, warrant or right is considered to be passive foreign investment company stock subject to the adverse rules described above. However, as discussed above, a holder of an option, warrant or other right to acquire stock of a passive foreign investment company may not make a “qualified electing fund” election that will apply to the option, warrant or other right to acquire passive foreign investment company stock. In addition, under proposed Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a passive foreign investment company, the holding period with respect to shares of stock of the passive foreign investment company acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held.

Consequently, if a U.S. Holder of a common share received upon exercise of a warrant makes a “qualified electing fund” election, such election generally will not be treated as a timely “qualified electing fund” election with respect to such common share and the adverse rules described above will continue to apply with respect to such U.S. Holder’s common shares. However, a U.S. Holder of common shares received upon exercise of a warrant should be eligible to make a timely “qualified electing fund” election if such U.S. Holder elects in the tax year in which such common shares are received to recognize gain (which will be taxed under the adverse rules described above) as if such common shares were sold on the first day of such year for fair market value.

Prospective investors should consult their tax advisors regarding the application of the passive foreign investment company rules to the common shares received upon exercise of the warrants.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative Deutsche Bank Securities Inc., have severally agreed to purchase from us the following respective number of Units at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement:

Underwriters	Number of Units

Deutsche Bank Securities Inc.
Canaccord Adams Inc.
Canaccord Financial Ltd.

Total	●

The underwriting agreement provides that the obligations of the several underwriters to purchase the Units offered hereby are subject to certain conditions precedent and may be terminated upon the occurrence of certain stated events. The underwriting agreement also provides that the underwriters will purchase all of the Units offered by this prospectus supplement, other than Units covered by the over-allotment option described below, if any of these Units are purchased. The offering price of the Units and other terms of the distribution were determined by negotiations between us and the underwriters.

This offering of Units is being made concurrently in the United States and in each of the Provinces of Canada pursuant to the multi-jurisdictional disclosure system implemented by the securities regulatory authorities in the United States and Canada. The Units will be offered in the United States through those underwriters who are registered to offer the Units for sale in the United States and such other registered dealers as may be designated by the underwriters. The Units will be offered in all provinces of Canada through Deutsche Bank Securities Limited, the Canadian affiliate of Deutsche Bank Securities Inc., Canaccord Financial Ltd. and such other registered dealers as may be designated by the underwriters. Subject to applicable law, the underwriters may offer the Units outside the United States and Canada pursuant to prospectus exemptions.

We have been advised by the representative of the underwriters that the underwriters propose to offer the Units to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at a price that represents a concession not in excess of U.S.$  ●  per Unit under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than U.S.$  ●   per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to    ●     additional Units at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. This option represents 15% of the Units offered pursuant to this offering. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of the Units offered by this prospectus supplement, and for market stabilization purposes. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional Units, as the number of Units to be purchased by it in the above table bears to the total number of Units offered by this prospectus supplement. We will be obligated, pursuant to the option, to sell these additional Units to the underwriters to the extent the option is exercised. This prospectus supplement qualifies both the distribution of this over-allotment option and the issuance of Units, if any, issuable upon the exercise of this option.

The underwriting discounts and commissions per Unit, are equal to the public offering price per Unit less the amount paid by the underwriters to us per Unit. The underwriting discounts and commissions are ● % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees
		Without Exercise	With Full Exercise
		of Over-Allotment	of Over-Allotment
	Fee per Unit	Option	Option

Discounts and commissions paid by us	U.S.$ ●	U.S.$ ●	U.S.$ ●

In compliance with the guidelines of The Financial Industry Regulatory Authority (“FINRA”), the maximum commission or discount to be received by any FINRA member, or independent broker-dealer, including their reimbursable expenses, may not be greater than 8.0% of the initial gross proceeds from the sale of any securities being offered hereby.

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately U.S.$ ● .

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the U.S. Securities Act and Canadian provincial securities legislation, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our executive officers and directors have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any of our Common Shares or other securities convertible into or exchangeable or exercisable for our Common Shares or derivatives of our Common Shares owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 60 days after this prospectus supplement without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the donee signs a lock-up agreement. We have entered into a similar agreement with the underwriters except that without such consent we may (i) grant options and sell Common Shares pursuant to our stock option plan; (ii) issue Common Shares upon the exercise of outstanding warrants; and (iii) issue securities representing not more than 15% of our outstanding Common Shares following completion of this offering in connection with any alliances or strategic partnerships for the commercialization of our products, so long as the recipient of such securities agrees to be locked up for the remainder of the lock-up period. There are no agreements between the representative and any of our shareholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 60-day period.

In connection with this offering, the underwriters may purchase and sell our Common Shares or Warrants in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of Units than they are required to purchase in this offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional Units from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional Units or purchasing securities in the open market. In determining the source of securities to close out the covered short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase Units through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing securities in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of our Common Shares in the open market prior to the completion of this offering.

Stabilizing transactions consist of various bids for or purchases of our Common Shares made by the underwriters in the open market prior to the completion of this offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our Common Shares. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Common Shares. As a result, the price of our Common Shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market, on the Toronto Stock Exchange, in the over-the-counter market or otherwise.

In accordance with applicable policy statements of the Autorité des marchés financiers (Québec) and the Ontario Securities Commission, the underwriters in Canada may not, throughout the period of distribution, bid for or purchase Common Shares. Exceptions, however, exist where the bid or purchase is not made to create the appearance of active trading in, or raising prices of, the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian marketplaces of the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. We have been advised that in connection with this offering and pursuant to the first exception mentioned above, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market, and, as a result, the price of the Common Shares may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

In connection with this offering, some underwriters and any selling group members who are qualified market makers on Nasdaq may engage in passive market making transactions in our Common Shares on Nasdaq. Passive market making is allowed during the period when the SEC’s rules would otherwise prohibit market activity by the underwriters and dealers who are participating in this offering. Passive market making may occur during the business day before the pricing of this offering, before the commencement of offers or sales of the Units. A passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for our Common Shares; but if all independent bids are lowered below the passive market maker’s bid, the passive market maker must also lower its bid once it exceeds specified purchase limits. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in our common shares during the specified period and must be discontinued when that limit is reached. Passive market making may cause the price of our Common Shares to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Some of the underwriters or their affiliates have provided investment banking services to us in the past and may do so in the future. They receive customary fees and commissions for these services.

The Company has applied to list the Common Shares distributed under this prospectus supplement on Nasdaq and the TSX. Listing will be subject to the Company fulfilling all the listing requirements of Nasdaq and the TSX. The Warrants will not be listed on any national or foreign trading market.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive (as defined below) is implemented in that relevant member state (the relevant implementation date), an offer of Units described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the Units that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the representative for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

United Kingdom

This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

EXPERTS

Our consolidated financial statements as at December 31, 2008 and 2007, and each of the years in the three-year period ended December 31, 2008 incorporated by reference in this prospectus supplement, the base shelf prospectus and the registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated by reference in this prospectus supplement, the base shelf prospectus and the registration statement, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters relating to the offering will be passed upon by Fasken Martineau DuMoulin LLP, our Canadian counsel, and Goodwin Procter LLP, our United States counsel, and on behalf of the underwriters by Stikeman Elliott LLP, Canadian counsel to the underwriters, and Wilmer Cutler Pickering Hale and Dorr LLP, United States counsel to the underwriters. As of February 9, 2010, the partners and associates of Fasken Martineau DuMoulin LLP, Goodwin Procter LLP, Stikeman Elliott LLP and Wilmer Cutler Pickering Hale and Dorr LLP beneficially owned, directly or indirectly, less than 1% of the Company’s issued and outstanding securities, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus solely for the purposes of the offering of Units.

Other information has also been incorporated by reference in the accompanying short form base shelf prospectus from documents filed with the securities commissions or similar authorities in all of the provinces of Canada. Copies of the documents incorporated by reference therein may be obtained on request without charge from the Secretary of the Company at 480 Armand-Frappier Blvd, Laval, Québec, H7V 4B4, telephone: (450) 686-1017, and are also available electronically at www.sedar.com.

We have filed the following documents with securities commissions or similar authorities in each of the provinces of Canada and such documents are specifically incorporated by reference in and form an integral part of this prospectus supplement and the accompanying short form base shelf prospectus:

•	our annual information form dated March 18, 2009 for the fiscal year ended December 31, 2008;

•	our management’s discussion and analysis contained in our annual report for the fiscal year ended December 31, 2008;

•	our management’s discussion and analysis for the three and nine month periods ended September 30, 2009;

•	our audited comparative consolidated financial statements, including the notes thereto, for the fiscal year ended December 31, 2008, together with the auditors’ report thereon as refiled on November 25, 2009, prepared in accordance with Canadian GAAP and including a reconciliation of the significant differences between Canadian GAAP and U.S. GAAP;

•	the unaudited interim consolidated financial statements as at September 30, 2009 and for the three and nine month periods ended September 30, 2009, including the notes thereto;

•	our management proxy circular dated March 18, 2009 in connection with the annual meeting of shareholders of the Company held on May 7, 2009;

•	the material change report dated January 6, 2009, announcing that the once-daily formulation of the analgesic tramadol, has been approved by the FDA;

•	the material change report dated April 9, 2009, announcing the results of our recently completed North American Phase III clinical trial for our twice-daily formulation of tramadol and acetaminophen (study 06CCL3-001);

•	the material change report dated July 23, 2009 announcing the receipt of a complete response letter from the FDA for the new drug application (NDA) submission of our novel formulation of antidepressant trazodone;

•	the material change report dated August 18, 2009 commenting on the outcome of the patent infringement litigation initiated by Purdue Pharma Products L.P. against Par Pharmaceutical Companies, Inc. relating to Utram® ER (tramadol hydrochloride extended-release tablets);

•	the material change report dated October 9, 2009, announcing that we have been informed by Gruppo Angelini, the manufacturer of our active pharmaceutical ingredient (API) for our novel trazodone formulation, that it has received a letter from the FDA stating that Gruppo Angelini has appropriately addressed all deficiencies cited by the FDA following its inspection of its manufacturing facility;

•	the material change report dated November 10, 2009, announcing the streamlining of our operations;

•	the material change report dated November 25, 2009, announcing the execution of a standby equity distribution agreement dated November 24, 2009 with YA Global Master SPV Ltd.; and

•	the material change report dated February 8, 2010, announcing the approval by the FDA of Oleptrotm (trazodone hydrochloride) extended release tablets.

Any documents of the type referred to in the preceding paragraph and any material change reports (excluding confidential material change reports) we file with a securities commission or any similar authority in Canada or with the SEC after the date of this prospectus supplement and prior to the termination of the offering under the accompanying short form base shelf prospectus shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying short form base shelf prospectus. See “Documents Incorporated by Reference”, “Documents Filed as Part of the Registration Statement”, and “Where You Can Find More Information” in the accompanying short form base shelf prospectus for further information.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement or the accompanying short form base shelf prospectus shall be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying short form base shelf prospectus.

Upon a new annual information form and the related annual financial statements being filed by us with, and, where required, accepted by, the applicable securities regulatory authorities during the currency of the base shelf prospectus, the previous annual information form, the previous annual financial statements and all quarterly financial statements, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this prospectus supplement and the accompanying base shelf prospectus for purposes of future offers and sales of our securities under the base shelf prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of the base shelf prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus supplement and the accompanying short form base shelf prospectus for purposes of future offers and sales of securities under the base shelf prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-10 relating to the securities described in this prospectus supplement and the accompanying short form base shelf prospectus. This prospectus supplement, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus supplement about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces of Canada through SEDAR and any document we file with or furnish to the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and our SEC filings are also available at such website. This website address is included in this document as an inactive textual reference only.

PURCHASER’S STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT

We have read the prospectus supplement of Labopharm Inc. (the “Company”) dated February ● , 2010 relating to the issuance of ●  units of the Company each consisting of one common share of the Company and one warrant to purchase ●  of a common share of the Company (the “Prospectus Supplement”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Prospectus Supplement of our report to the Board of Directors and Shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders’ equity (deficiency) and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2008 for which our report is dated February 24, 2009 (except for note 27 which is as at November 20, 2009) and our report on the effectiveness of internal control over financial reporting as at December 31, 2008, for which the date of our report is February 24, 2009.

 ●
Chartered Accountants
Montreal, Canada
CA auditor permit no. 16652

February ● , 2010

A-1

CERTIFICATE OF THE COMPANY

          , 2010

The short form base shelf prospectus dated December 14, 2009, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada.

James R. Howard-Tripp	Mark A. D’Souza
President and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

Jacques L. Roy	Frédéric Porte
Director	Director

C-1

CERTIFICATE OF THE UNDERWRITERS

          , 2010

To the best of our knowledge, information and belief, the short form base shelf prospectus dated December 14, 2009, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada.

Deutsche Bank Securities Limited

By: Rod O’Hara

Canaccord Financial Ltd.

By: Steven L. Winokur

C-2

This short form prospectus is a base shelf prospectus. This short form prospectus has been filed under legislation in all the provinces of Canada that permit certain information about these securities to be determined after this prospectus has become final and that permit the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements has been obtained.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state of the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state of the United States.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Labopharm inc. at its head office located at 480 Armand-Frappier Blvd, Laval, Québec, H7V 4B4, telephone: (450) 686-1017, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	December 14, 2009

LABOPHARM INC.

C$100 Million
Common Shares
Preferred Shares
Warrants
Units

This prospectus relates to the offering for sale from time to time, during the 25-month period that this prospectus, including any amendments hereto, remains effective, of the securities listed above in one or more series or issuances, with a total offering price of such securities, in the aggregate, of up to $100 million. The securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement.

Our common shares are listed on the Nasdaq Global Market (the “Nasdaq”), under the symbol “DDSS” and are listed on the Toronto Stock Exchange (the “TSX”), under the symbol “DDS”. On December 11, 2009, the last trading day prior to the date of this prospectus on the TSX, the closing price per share of our common shares was C$1.87. On December 11, 2009, the last trading day prior to the date of this prospectus on the Nasdaq, the closing price per share of our common shares was US$1.78. Unless otherwise specified in an applicable prospectus supplement, our preferred shares, warrants and units will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is currently no market through which our securities, other than our common shares, may be sold and purchasers may not be able to resell such securities purchased under this prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See “Risk Factors”. An investment in the securities offered hereunder involves a high degree of risk. The risk factors identified under the heading “Risk Factors” and elsewhere in this prospectus should be carefully reviewed and evaluated by prospective subscribers before purchasing the securities being offered hereunder. See “Risk Factors”.

All information permitted under securities legislation to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus, except in cases where an exemption from such delivery requirements have been obtained. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of our securities to which the prospectus supplement pertains. You should read this prospectus and any applicable prospectus supplement carefully before you invest in our securities. Our securities may be sold through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by us. In connection with any underwritten offering of securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered, with the exception of any distribution of common shares by the YA Global Master SPV Ltd. under the Standby Equity Distribution Agreement, or the SEDA. Such transactions, if commenced, may discontinue at any time. See “Plan of Distribution”. A prospectus supplement will set out the names of any underwriters, dealers or agents involved in the sale of our securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for our securities, including the net proceeds we expect to receive from the sale of our securities, if any, the amounts and prices at which our securities are sold and the compensation of such underwriters, dealers or agents.

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The consolidated financial statements incorporated by reference in this prospectus have been prepared in accordance with Canadian generally accepted accounting principles, or Canadian GAAP and are subject to Canadian and United States auditing and auditor independence standards. As a result, our consolidated financial statements may not be comparable to financial statements of United States companies. You should refer to the notes to the consolidated financial statements incorporated by reference for a discussion of the principal differences between our financial results under Canadian GAAP and U.S. GAAP.

Owning our securities may subject you to tax consequences both in Canada and the United States. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any prospectus supplement with respect to a particular offering and consult your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, some of our officers and directors and the experts named in this prospectus are Canadian residents, and a substantial portion of our assets and the assets of those officers, directors and experts are located outside of the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

With the exception of YA Global Master SPV Ltd., or the Purchaser, which has informed us it is an “underwriter” within the meaning of the U.S. Securities Act of 1933, as amended (the “Securities Act”), for the purposes of the SEDA (see “Standby Equity Distribution Agreement”), no underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus. Under Canadian securities laws, the Purchaser could be required to register in order to comply with its obligations under the SEDA. The Purchaser has obtained an exemption from the dealer registration requirement in connection with the SEDA. Each prospectus supplement covering the issuance to the Purchaser and the resale by the Purchaser of our common shares will contain an underwriter’s certificate signed by the Purchaser. See “Standby Equity Distribution Agreement—Exemptions Granted with respect to the SEDA”.

You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus or any applicable prospectus supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or any applicable prospectus supplement or of any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since those dates. In accordance with an exemption granted by securities regulatory authorities or regulator in each of the provinces of Canada, no prospectus or prospectus supplement will be delivered in Canada in connection with a distribution of common shares under the SEDA. See “Standby Equity Distribution Agreement—Exemptions Granted with respect to the SEDA”.

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or the Commission, using a shelf registration process. Under the shelf registration process, we may sell the common shares, preferred shares, warrants and units described in this prospectus in one or more offerings up to a total dollar amount of C$100,000,000. This prospectus provides you with a general description of the securities we may offer. We will provide updated information if required whenever we offer securities pursuant to this prospectus. This may include a prospectus supplement that will describe the specific amounts, prices and terms of the offered securities. The prospectus supplement may also add, update or change the information contained in this prospectus. You should read carefully both this prospectus and any prospectus supplement, together with the additional information described below.

Market data and certain industry forecasts used in this prospectus or any applicable prospectus supplement and the documents incorporated by reference in this prospectus or any applicable prospectus supplement were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified this information, and we do not make any representation as to the accuracy of this information.

In this prospectus and any prospectus supplement, unless otherwise indicated, all dollar amounts and references to “US$” are to U.S. dollars and references to “C$” or “$” are to Canadian dollars. This prospectus and the documents incorporated by reference contain translations of some Canadian dollar amounts into U.S. dollars solely for your convenience. See “Exchange Rate Information”.

Our consolidated financial statements and certain other financial information of ours contained or incorporated by reference in this prospectus or any prospectus supplement have been prepared in accordance with Canadian GAAP, except as described in the notes to the consolidated financial statements which describe and reconcile the differences between Canadian GAAP and U.S. GAAP and include all disclosures required under U.S. GAAP as at December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008 and as described in the notes to the unaudited interim consolidated financial statements as at September 30, 2009 and for the three and nine-month periods ended September 30, 2009 and 2008 furnished to the SEC on our Report on Form 6-K, filed with the SEC on November 27, 2009 and incorporated by reference in this prospectus.

The names Labopharm® and Contramid® appearing in this prospectus are our registered trademarks. The name Polymeric Nano-Delivery Systemtm, PNDStm, Tradorectm, and Triduraltm are our trademarks. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we incorporate by reference in this prospectus and any prospectus supplement contains forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our plans to develop and commercialize product candidates and the timing of these development programs;

•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;

•	clinical development of our product candidates, including the results of current and future clinical trials;

•	the benefits of our drug delivery technologies and product candidates as compared to others;

•	our ability to maintain and establish intellectual property rights in our drug delivery technologies products and product candidates;

•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;

•	our estimates of the size of the potential markets for our products and product candidates;

•	our selection and licensing of product candidates;

•	our ability to attract marketing and distribution partners and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•	sources of revenues and anticipated revenues, including contributions from marketing and distribution partners, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

•	the rate and degree of market acceptance of our products;

•	the timing and amount of reimbursement for our products;

•	the success and pricing of other competing therapies that may become available;

•	our ability to retain and hire qualified employees;

•	the manufacturing capacity of third-party manufacturers; and

•	other risk factors discussed herein and listed form time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States.

In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “intend”, “potential”, “continue” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not transpire, and you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading “Risk Factors” as well as in the documents incorporated by reference herein and therein. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law. We qualify all of the information presented in this prospectus, and particularly our forward-looking statements, with these cautionary statements.

LABOPHARM

We are an emerging leader in optimizing the performance of existing small molecule drugs using our proprietary controlled-release technologies. Our lead product, a unique once-daily formulation of tramadol, is now available in 17 countries around the world including the United States, Canada, major European markets and Australia. Our second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review in the United States and in Canada. We also have a pipeline of follow-on products in both pre-clinical and clinical development. Our vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products.

We were incorporated under the Part IA of the Companies Act (Québec). Our head office, principle office and laboratory facilities are located at 480 Armand-Frappier Blvd., Laval, Québec, Canada, H7V 4B4. Our telephone number is (450) 686-1017 (or toll free at 1-888-686-1017). Our website is www.labopharm.com. The information contained on our website is not part of this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated and organized under the laws of the Province of Québec, Canada. Most of our directors and officers, as well as some of the experts named in this prospectus, are residents of Canada, and a substantial portion of their assets and our assets are located outside of the United States. As a result, it may be difficult for shareholders to effect service of process within the United States upon us or those directors, officers and experts who are not residents of the United States or to enforce against us or them judgments obtained in the courts of the United States based upon the civil liability provisions of the federal securities laws or other laws of the United States. There is doubt as to the enforceability in Canada, or elsewhere, against us or against any of our directors, officers or experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible for U.S. shareholders to enforce those actions against us, our directors and officers or the experts named in this prospectus.

EXCHANGE RATE INFORMATION

The following table sets forth for each period indicated: (i) the noon exchange rates in effect at the end of the period; (ii) the high and low noon exchange rates during such period; and (iii) the average noon exchange rates for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada.

12 Months Ended
	September 30, 2009	September 30, 2008

Period End	US$0.9327	US$0.9435
High	US$0.9426	US$1.0905
Low	US$0.7692	US$0.9263
Average	US$0.8472	US$0.9909

Unless otherwise indicated, all U.S. dollar amounts referred to in this prospectus which have been converted into U.S. dollars from Canadian dollars have been so converted using the noon exchange rate of US$0.9447 per one Canadian dollar, as quoted by the Bank of Canada on December 11, 2009.

USE OF PROCEEDS

Unless we otherwise indicate in a prospectus supplement, we currently intend to use the net proceeds from the sale of our securities for working capital and other general corporate purposes, including, but not limited to, supporting the commercialization of our existing and new product candidates, and financing our clinical development and regulatory costs of existing and new product candidates.

More detailed information regarding the use of proceeds from the sale of securities will be described in any applicable prospectus supplement. Pending the application of the net proceeds, we intend to invest the net proceeds in investment-grade, interest-bearing securities, the primary objectives of which are liquidity and capital preservation.

We will not receive any proceeds from the resale of shares that YA Global Master SPV Ltd. may purchase from us pursuant to the SEDA described below. All net proceeds from the resale of any such shares will go to YA Global.

PRICE RANGE OF COMMON SHARES

Our common shares are traded on the TSX under the symbol “DDS” and on the Nasdaq under the symbol “DDSS”. The following table sets forth the high and low sale prices and the closing sale prices for our common shares for the periods indicated, as reported on the TSX and on the Nasdaq. However, this presentation should not be viewed as an indication that the market price of our common shares will continue at such levels.

	TSX				NASDAQ
	High	Low	Close	Volume	High	Low	Close	Volume
Period	($)	($)	($)	(Shares)	(US $)	(US $)	(US $)	(Shares)

2008
December	2.65	0.43	2.26	7,485,300	2.19	0.32	1.82	5,849,000
2009
January	2.42	1.50	1.77	7,174,000	1.99	1.28	1.43	3,373,700
February	1.80	1.23	1.24	2,351,700	1.51	0.97	0.97	704,300
March	1.86	0.97	1.66	4,050,300	1.49	0.76	1.31	807,300
April	1.68	1.22	1.47	3,708,600	1.34	0.97	1.22	1,263,300
May	2.30	1.44	2.02	4,272,300	2.00	1.20	1.85	1,601,800
June	2.64	1.93	2.40	7,859,800	2.37	1.73	2.07	7,044,200
July	3.40	1.71	2.15	16,832,000	2.95	1.00	1.99	25,505,300
August	2.20	1.51	1.52	4,706,000	2.05	1.38	1.41	7,430,800
September	1.88	1.33	1.57	5,602,800	1.76	1.21	1.46	7,554,200
October	2.38	1.44	1.68	10,756,000	2.25	1.33	1.55	21,644,400
November	1.89	1.45	1.75	5,694,500	1.79	1.37	1.65	8,875,200
December 1 to 11	1.96	1.67	1.87	1,951,500	1.87	1.59	1.78	4,311,100

On December 11, 2009, the last trading day prior to the date of this prospectus on the TSX, the closing price per share of our common shares was C$1.87. On December 11, 2009, the last trading day prior to the date of this prospectus on the Nasdaq, the closing price per share of our common shares was US$1.78.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common shares and do not anticipate paying any cash dividends on our common shares in the foreseeable future. We presently intend to retain future earnings, if any, to finance the expansion and growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors the board of directors deems relevant. In addition, the terms of any future debt or credit facility may preclude us from paying dividends.

PRIOR SALES

Pursuant to our employee stock option plan, during the 12-month period ended September 30, 2009, we have (i) granted a total of 1,382,700 options to acquire an aggregate of 1,382,700 common shares at a weighted average price of $1.47 per share; and (ii) issued 20,600 common shares on the exercise of 20,600 options to purchase common shares at a weighted average price of $1.18 per share. In addition, in June and July 2009, we issued 565,000 common shares upon the exercise by Hercules Technology Growth Capital, Inc. of 565,000 warrants to purchase common shares at a price of $0.89 per share.

No other common shares, preferred shares or warrants, or securities exchangeable or convertible into common shares, preferred shares or warrants have been issued during the twelve month period preceding the date of this prospectus.

EARNINGS COVERAGE

If we offer our preferred shares under this prospectus and any applicable prospectus supplement, the applicable prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.

CAPITALIZATION

Since September 30, 2009, there have been no material changes in our consolidated share and loan capital.

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital currently consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares, without par value and issuable in series, of which 57,429,796 common shares and no preferred shares were outstanding as of December 14, 2009. The following is a brief description of our common shares and preferred shares.

Common Shares

Our common shares rank junior to the preferred shares with respect to the payment of dividends, return of capital and distribution of assets in the event of our liquidation, dissolution or winding-up. The holders of outstanding common shares are entitled to receive dividends on a share-for-share basis out of the assets legally available for that purpose at such times and in such amounts as our board or directors may determine. The common shares carry one vote per share. There is no cumulative voting. The holders of common shares are entitled to receive notice of any of the matters to be voted on by the shareholders, except a meeting where only the holders of shares of a class or of a particular series are entitled to vote separately. The common shares are neither redeemable nor retractable. The holders of common shares have no pre-emptive rights. Upon our liquidation, dissolution or winding-up, the holders of common shares shall be entitled to participate equally, on a share-for-share basis, in the remaining property and assets available for distribution to such holders.

Preferred shares

Our preferred shares are issuable, from time to time, in one or more series, as determined by our board of directors. The preferred shares, if issued, rank prior to the common shares with respect to the payment of dividends and the distribution of assets in the event of our dissolution or liquidation or the distribution of all or part of our assets among the shareholders for an amount equal to the value of the consideration paid in respect of such outstanding shares, as credited to our issued and paid-up capital account, grossed up by the declared and unpaid dividends. Subject to the provisions of the Companies Act (Québec), the preferred shares do not carry voting rights.

DESCRIPTION OF WARRANTS

This section describes the general terms that will apply to any warrants for the purchase of common shares, or equity warrants. We will not offer warrants for sale unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the applicable prospectus supplement containing the specific terms of the warrants to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the jurisdictions where the warrants will be offered for sale.

Subject to the foregoing, we may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant indentures or warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent.

This summary of some of the provisions of the warrants is not complete. The statements made in this prospectus relating to any warrant agreement and warrants to be issued under this prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. You should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering or warrants will be filed by us with the securities regulatory authorities in Canada and the United States following its execution.

The particular terms of each issue of equity warrants will be described in the applicable prospectus supplement. This description will include, where applicable:

•	the designation and aggregate number of equity warrants;

•	the price at which the equity warrants will be offered;

•	the currency or currencies in which the equity warrants will be offered;

•	the date on which the right to exercise the equity warrants will commence and the date on which the right will expire;

•	the number of common shares that may be purchased upon exercise of each equity warrant and the price at which and currency or currencies in which the common shares may be purchased upon exercise of each equity warrant;

•	the designation and terms of any securities with which the equity warrants will be offered, if any, and the number of the equity warrants that will be offered with each security;

•	the date or dates, if any, on or after which the equity warrants and the related securities will be transferable separately;

•	whether the equity warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	material United States and Canadian federal income tax consequences of owning the equity warrants; and

•	any other material terms or conditions of the equity warrants.

If the warrants constitute derivatives as defined under Section 3 of the Derivatives Act (Québec), we will comply with the provisions of such act. This prospectus does not qualify the distribution of warrants that are derivatives under Québec securities laws.

DESCRIPTION OF UNITS

We may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement, if any, under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of units offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the prospectus supplement filed in respect of such units.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the following risks and the risks under the heading “Risk Factors” in our annual information form for the year ended December 31, 2008, and the other documents we have incorporated by reference in this prospectus that summarize the risks that may materially affect our business before making an investment in our securities. Please see “Documents Incorporated by Reference”. In addition, you should also consider carefully the risks set forth under the heading “Risk Factors” in any prospectus supplement before investing in any securities offered by this prospectus. If any of the following risks occur, our business, results of operations or financial condition could be materially adversely affected. In that case, the trading price of our securities could decline, and you may lose all or part of your investment. The risks set out below are not the only risks we face. You should also refer to the other information set forth in this prospectus as well as those incorporated by reference herein and therein, including our consolidated financial statements and the related notes.

Market for our securities.

There is currently no market through which our securities, other than our common shares, may be sold and purchasers may not be able to resell such securities purchased under this prospectus and unless otherwise specified in the prospectus supplement, our preferred shares, warrants and units will not be listed on any securities or stock exchange or any automated dealer quotation systems. This may affect the pricing of our securities, other than our common shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market of our securities, other than our common shares, will develop or, if developed, that any such market will be sustained.

Future issuances of common shares by us or sales by our existing shareholders may cause our securities price to fall.

The market price of our securities, could decline as a result of issuances by us or sales by our existing shareholders of securities in the market after this offering, or the perception that these sales could occur. Sales by shareholders might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

If shares are issued under this prospectus, then the price of our securities may be negatively affected.

Subject to market conditions and our capital needs, we may again seek to use any remaining availability under this prospectus by making an offering of securities covered for sale under this prospectus. In addition, we may amend our prospectus or file a new prospectus to increase our potential access to capital. The addition of these securities into the market will be dilutive to existing shareholders and may have an adverse effect on the price of our common shares.

If we sell our common shares under our equity line of credit arrangement, then the price of our common shares may be negatively affected.

On November 24, 2009, we entered into a standby equity distribution agreement, or SEDA, with YA Global Master SPV LTD, or the Purchaser, pursuant to which the Purchaser has irrevocably committed to purchase up to C$25,000,000 of our common shares, at our sole discretion, provided that in no event may we sell more than the lower of (i) 11,426,533 of our common shares, and (ii) 19.9% of our issued and outstanding common shares at any given time, unless we obtain the approval of our shareholders pursuant to the rules of the TSX and the Nasdaq, and any required regulatory approval. Until November 24, 2012, we have the right, but not the obligation, to sell common shares to the Purchaser. From time to time during the term of the agreement, and at our sole discretion, we may present the Purchaser with draw down notices requiring the Purchaser to purchase our common shares. The per share purchase price for these shares will equal the daily volume weighted average price of our common shares on each date during the draw down period on which shares are purchased, less a discount ranging from 3.5% to 5%, based on the volume weighted average price of our common shares. As a result, our existing common shareholders will experience immediate dilution upon the purchase of any of our common shares by the Purchaser under this agreement. The sale of common shares under this equity line will be dilutive to existing shareholders and may have an adverse effect on the price of our common shares.

The Purchaser may resell some, if not all, of the shares we issue to them under the SEDA and such sales could cause the market price of our common shares to decline significantly with advances under the SEDA. To the extent of any such decline, any subsequent advances would require us to issue a greater number of common shares to the Purchaser in exchange of each dollar of the advance. Under these circumstances, our existing shareholders would experience greater dilution.

Our ability to access financing, including the SEDA, will be subject to various conditions and there can be no assurances that we will be able to satisfy such conditions.

Although the SEDA provides that we can require the Purchaser to purchase, at our election, up to $25,000,000 of common shares in the aggregate, there can be no assurances that we will be able to satisfy the closing conditions applicable to us under the facility. In addition, each advance under the SEDA is limited in that we cannot issue more than $2,000,000 of our common shares in any one draw down and in any 12-month period, 10% of the aggregate number of common shares outstanding as at the start of such period. Moreover, in no event may we sell more than the lower of (i) 11,426,533 of our common shares, and (ii) 19.9% of our issued and outstanding common shares at any given time, unless we obtain the approval of our shareholders pursuant to the rules of the TSX and the Nasdaq, and any required regulatory approval. Such TSX and Nasdaq approval requirements may have the effect of reducing the capital available to us under the SEDA. While we intend to raise additional funds through public or private financing, collaborations with other pharmaceutical companies or financing from other sources, additional funding may not be available on terms which are acceptable to us. If adequate funding is not available on reasonable terms, we may need to delay, reduce or eliminate one or more of our product development programs or obtain funds on terms less favourable than we would otherwise accept. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of those securities would result in dilution to our shareholders. Moreover, the incurrence of debt financing could result in a substantial portion of our future operating cash flow, if any, being dedicated to the payment of principal and interest on such indebtedness and could impose restrictions on our operations. This could render us more vulnerable to competitive pressures and economic downturns.

The sale of common shares under the SEDA could encourage short sales by third parties which could further depress the price of our common shares.

Any downward pressure on the price of our common shares caused by the sale of common shares issued under the SEDA could encourage short sales by third parties. In a short sale, a prospective seller borrows common shares from a shareholder or broker and sells the borrowed common shares. The prospective seller hopes that the common share price will decline, at which time the seller can purchase common shares at a lower price for delivery back to the lender. The seller profits when the common share price declines because it is purchasing common shares at a price lower than the sale price of the borrowed common shares. Such sales could place downward pressure on the price of our common shares by increasing the number of common shares being sold, which could further contribute to any decline of our common share price.

We cannot predict the actual number of common shares that we will issue in any particular draw down under the SEDA or in total under the SEDA. The number of common shares that we will issue under each draw down will depend on the market price of the common shares over the draw down period.

The actual number of common shares that we will issue in any particular draw down or in total under the SEDA is uncertain. Subject to certain limitations in the SEDA, we have the discretion to give a draw down notice at any time throughout the term of the SEDA. We have not determined the amount of proceeds we will seek to draw down under the facility. Also, the number of common shares we must issue after giving a draw down notice will fluctuate based on the market price of our common shares during the draw down pricing period as described in the facility. The Purchaser will receive more common shares if our common share price declines.

During each draw down pricing period, the Purchaser may seek to sell the common shares purchased under the draw down in order to reduce the economic risk associated with the purchase of the common shares that it has agreed to purchase under the terms of the SEDA. These sales during a draw down pricing period may cause the volume-weighted average price of our common shares on a particular trading day to decline, resulting in the sale of an increasing number of common shares for the same monetary proceeds as the draw down pricing period progresses.

Because the Purchaser is a resident of a foreign country, certain civil liabilities and judgments may be unenforceable against the Purchaser by us.

YA Global Master SPV Ltd. is an Exempted Company incorporated in the Cayman Islands with Limited Liability. In addition, YA Global Master SPV Ltd. is not a registered firm in any Canadian jurisdictions for the purpose of applicable securities laws. As a result, it may be difficult for our shareholders to initiate a lawsuit against the Purchaser. It may also be difficult for shareholders to enforce foreign judgment in the Cayman Islands or elsewhere or to succeed in a lawsuit based only on violations of applicable securities laws.

We have broad discretion in the use of the net proceeds from this offering.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common shares to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Because we are a Canadian company, certain civil liabilities and judgments may not be enforceable against us.

We are incorporated under the laws of Québec, Canada. Most of our directors and officers and certain of the experts named elsewhere in this prospectus are residents of Canada. All or a substantial portion of our assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for a shareholder to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce in the United States judgments that are obtained in a U.S. court against us or these persons. It may also be difficult for shareholders to enforce a U.S. judgment in Canada, or to succeed in a lawsuit in Canada, based solely on violations of U.S. securities laws.

Our articles and certain Canadian laws could delay or deter a change of control.

Our authorized preferred shares are available for issuance from time to time at the discretion of our board of directors, without shareholder approval. Our articles grant our board of directors the authority, subject to the corporate law of Québec, to determine or alter the special rights and restrictions granted to or imposed on any wholly unissued series of preferred shares, and such rights may be superior to those of our common shares.

The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be a net benefit to Canada.

Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.

STANDBY EQUITY DISTRIBUTION AGREEMENT

On November 24, 2009, we entered into the SEDA with YA Global Master SPV LTD, or the Purchaser, pursuant to which the Purchaser has irrevocably committed to purchase up to C$25,000,000, or the commitment amount, of our common shares, at our sole discretion, provided that in no event may we sell more than the lower of (i) 11,426,533 of our common shares and (ii) 19.9% of our issued and outstanding common shares at any given time, unless we obtain the approval of our shareholders pursuant to the rules of the TSX and the Nasdaq, and any required regulatory approval. A copy of the SEDA is attached as Exhibit 99.1 to our Report on Form 6-K as filed with the U.S. Securities and Exchange Commission on November 25, 2009 and is incorporated by reference into the registration statement of which this prospectus is a part. From November 24, 2009 until November 24, 2012, or the commitment period, we have the right, but not the obligation, to sell common shares to the Purchaser and the Purchaser has the obligation to purchase such shares, as summarized below. Each right to sell common shares is called a “draw down”. In order to request a draw down, we shall submit a written notice (a “draw down notice”) to the Purchaser. The draw down notice will specify, among other things, the amount of the draw down and the minimum price per common share for such draw down. In the event that the minimum price is not specified by us in any given draw down notice, the minimum price shall be 85% of the volume weighted average price on the trading day immediately preceding the draw down notice. The date the draw down notice is delivered to the Purchaser is called a “draw down notice date”.

Each draw down will be in an amount determined by us, but will not exceed the lower of (a) $2,000,000; or (b) the remaining portion of the aggregate commitment amount of the Purchaser under the facility. In addition, the number of common shares distributed by us under one or more equity line of credit, including the SEDA, will not exceed in any 12-month period, 10% of the aggregate number of common shares outstanding as at the start of such period. The purchase price per common share and therefore the number of common shares to be issued to the Purchaser for each draw down is calculated based on a predetermined percentage discount from the daily volume weighted average price per common share on the TSX over a period of ten consecutive trading days following a draw down notice sent by us. Specifically, the common shares will be issued at a purchase price equal to the then prevailing market price multiplied by (i) 95% if the daily volume weighted average price is less than $3.00 for each trading day during the draw down pricing period, (ii) 96% if the daily volume weighted average price is greater than $3.00 but less than $6.00 for each trading day during the draw down pricing period, and (iii) 96.5% if the daily volume weighted average price is equal to or greater than $6.00 for each trading day during the draw down pricing period.

Each draw down will be reduced by up to 10% of the draw down amount for each trading day during the draw down pricing period for which the daily volume weighted average price is below a minimum price equal to either (i) 85% of the daily volume weighted average price of the common shares on the trading day immediately preceding the draw down notice date or (ii) a price determined by us as set forth in the draw down notice. In addition, the draw down will be reduced by such amount necessary to ensure that the draw down amount does not equal or exceed 5% or more of our market capitalization as of the settlement date. Finally, the draw down will be reduced such that in no event shall the number of shares issuable to the Purchaser pursuant to a draw down cause the Purchaser, its affiliates, associates, partners and insiders, at any time, directly or indirectly, together with any member of its group, to own in excess of 9.9% of our then issued and outstanding common shares.

We will pay to the Purchaser a commitment fee of C$100,000, which fee may be paid, at our option, in cash, freely tradable or restricted common shares. Half of the commitment fee will be paid upon Initial Closing, as defined in the SEDA, and the other half will be paid on the 180th day following the execution of the SEDA. In the event that the commitment fee is paid in common shares, the amount of shares issued will be determined by dividing such applicable portion of the commitment fee by the volume weighted average price of the common shares on the five trading days immediately preceding such payment due date. In the event that the commitment fee is paid in common shares, we may file a prospectus supplement to this prospectus and to the registration statement of which this prospectus forms a part, with respect to such shares. We may terminate the SEDA at any time upon prior notice to the Purchaser, without the payment of any fee or penalty, except for the full payment of the commitment fee and the settlement of any outstanding draw down.

We have obtained from the appropriate Canadian security authorities exemption relief from certain securities regulatory requirements. The Purchaser’s obligations are subject to certain conditions stated in the decision. See “Standby Equity Distribution Agreement—Exemptions Granted with respect to the SEDA”. A copy of such exemption decision may be obtained by accessing the disclosure documents available through SEDAR. The Purchaser’s obligation to accept a draw down notice and purchase such common shares specified therein shall be subject to certain customary terms and conditions, including, but not limited to, obtaining all applicable regulatory, corporate and shareholder approvals required by the TSX.

As described above, the number of shares to be issued by us in connection with any draw down pricing period, and the aggregate purchase price for these shares, will not be known until the draw down pricing period is complete. Immediately following the delivery of a draw down notice, we will issue and file a press release announcing the delivery of the draw down notice, the amount of the draw down, the maximum number of shares to be sold and the minimum price. Immediately following the closing of a draw down, we will issue and file a press release announcing the closing of the draw down, the number of shares sold, the price per share and stating where a prospectus may be obtained with respect to such draw down. Following completion of a draw down pricing period, we will file a prospectus supplement to this prospectus and to the registration statement of which this prospectus forms a part, covering the issuance to the Purchaser and the resale by the Purchaser of such shares. In connection with any resales of these shares, the Purchaser will be deemed an “underwriter” within the meaning of Section 2(a)(11) of the U.S. Securities Act.

The prospectus supplement will qualify the resale of shares by the Purchaser in Canada until the earlier of (i) the date on which the distribution of such shares has ended or (ii) the 40th day following the end of the pricing period. Under Canadian securities laws, the Purchaser could be required to register in order to comply with its obligations under the SEDA. See “Plan of Distribution—Resale by Purchaser of Common Shares Issued Under the SEDA”. The Purchaser has obtained an exemption from the dealer registration requirement in connection with the SEDA. Each prospectus supplement covering the issuance to the Purchaser and the resale by the Purchaser of our common shares will contain an underwriter’s certificate signed by the Purchaser. See “Standby Equity Distribution Agreement—Exemptions Granted with respect to the SEDA”.

After we have exercised a draw down, we may not deliver another draw down notice until the Purchaser has confirmed receipt of the full amount of the common shares in relation to any previous draw down. The Purchaser has agreed that from and after the date of execution of the SEDA and including the 90th day next following its termination, neither the Purchaser nor any of its trading affiliates shall engage in any short sales with respect to our common shares except that the Purchaser may sell common shares that it owns, or has the unconditional right to receive at the time of sale.

The Purchaser has agreed with us that, during the term of the SEDA, it will not, unless specifically consented to in advance by our Board of Directors or they are required to do so in order to fulfill its obligations under the SEDA, directly or indirectly, in any manner, (i) make, or in any way participate in, directly or indirectly, alone or in concert with others, any solicitation of proxies to vote, or seek to advise or influence in any manner whatsoever any person or entity with respect to the voting of any or our equity securities, (ii) form, join or in any way intentionally participate in a group or act in concert with others with respect to any of our voting equity securities, other than a group comprised solely of the Purchaser and any of its controlling persons, (iii) acquire, offer to acquire or agree to acquire, alone or in concert with others, by purchase, exchange or otherwise, (a) any of our assets, tangible and intangible or (b) direct or indirect rights, warrants or options to acquire any of our assets, in each case except for such assets as are then being offered for sale by us or otherwise are not material to our operations, (iv) otherwise act, alone or in concert with others, to seek to propose to us, or our shareholders, any merger, business combination, restructuring, recapitalization or other transaction involving us or any of our subsidiaries or otherwise seek, alone or in concert with others, to control, change or influence the management, our Board or our policies or nominate any person as a director who is not nominated by the then incumbent directors, or propose any matter to be voted upon by our shareholders, (v) publicly announce an intention to do, or enter into any arrangement or understanding with others to do, any of the actions restricted or prohibited under the SEDA, or (vi) purchase any of our common shares except pursuant to the SEDA.

Exemptions Granted with respect to SEDA

On November 23, 2009, the securities regulatory authorities or regulator in each of the provinces of Canada granted us certain exemptions from regulatory requirements (Decision no. 2009-SMV-0039).

We have obtained an exemption from the requirement to include a statement relating to statutory rights of withdrawal and rescission in connection with a distribution of common shares under the SEDA, and from the requirement to state that any prospectus supplement containing omitted information to purchasers will be delivered to purchasers, subject to certain conditions, including the following:

•	that we file a prospectus supplement qualifying the distribution of common shares by the Purchaser under the SEDA;

•	that we issue a press release upon delivery of a draw down notice to the Purchaser and upon the closing of a draw down;

•	that the number common shares distributed by us under one or more equity lines of credit, including the SEDA, will not exceed: (i) in any 12-month period, 10% of the aggregate number of common shares outstanding as at the start of such period and (ii) 11,428,852 common shares; and

•	that, upon request, we deliver to the securities regulatory authorities of the provinces of Québec and Ontario, and the TSX, a copy of each draw down notice delivered by us to the Purchaser under the SEDA.

We have also received confirmation that the dealer registration requirement does not apply to the Purchaser in connection with a distribution of common shares under the SEDA and an exemption from the requirement that the Purchaser or other the dealer(s) through whom the Purchaser distributes common shares under the SEDA send a copy of this prospectus and any prospectus supplement to a subscriber or purchaser in the context of a distribution of common shares under the SEDA. Both of these exemptions are subject to the following conditions:

•	the Purchaser does not solicit offers to purchase our common shares in any of the provinces of Canada and effect each distribution of common shares under the SEDA to the TSX purchasers through the TSX (or other recognized exchange) using one or more dealer(s) unaffiliated with the Purchaser or us;

•	no extraordinary commission or consideration is paid by the Purchaser to a person or company in respect of the distribution of common shares under the SEDA to the TSX purchasers; and

•	the Purchaser make available to the securities regulatory authorities of the provinces of Québec and Ontario, upon request, full particulars of trading and hedging activities by the Purchaser (and, if required trading and hedging activities by their affiliates, associates, partners or insiders) in relation to our securities during the term of the SEDA.

PLAN OF DISTRIBUTION

We may sell our securities to or through underwriters, dealers, placement agents or other intermediaries and we may also sell our securities directly to purchasers or through agents in negotiated transactions, block trades, equity lines of credit or a combination of these methods, subject to obtaining any applicable exemption from registration requirements.

The distribution of securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement.

In connection with the sale of securities, underwriters may receive compensation from us or from purchasers of securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers, placement agents or other intermediaries that participate in the distribution of securities may be deemed to be underwriters and any discounts or commissions received by them from us and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement, which will also set forth the commission payable for solicitation of these contracts.

The prospectus supplement relating to any offering of our securities will also set forth the terms of the offering of the securities, including, to the extent applicable, the initial offering price, the proceeds to us, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to any offering of securities sold to or through underwriters will be named in the prospectus supplement relating to such offering.

Under agreements which may be entered into by us, underwriters, dealers, placement agents and other intermediaries who participate in the distribution of securities may be entitled to indemnification by us against certain liabilities, including liabilities under applicable securities legislation. The underwriters, dealers, placement agents and other intermediaries with whom we enter into agreements may be customers of, engage in transaction with or perform services for us in the ordinary course of business.

Any offering of preferred shares, warrants or units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable prospectus supplement, the preferred shares, warrants or units will not be listed on any securities exchange. Unless otherwise specified in the applicable prospectus supplement, there is no market through which the preferred shares, warrants or units may be sold and purchasers may not be able to resell preferred shares, warrants or units purchased under this prospectus or any prospectus supplement. This may affect the pricing of the preferred shares, warrants or units in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Certain dealers may make a market in the preferred shares, warrants or units.

Subject to applicable securities legislation, in connection with any offering of securities under this prospectus, with the exception of any distribution of common shares by the Purchaser under the SEDA, the underwriters, if any, may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time.

Under applicable rules and regulations under the U.S. Exchange Act of 1934, as amended, or Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution.

Resale by Purchaser of Common Shares issued under the SEDA

On November 24, 2009, we entered into the SEDA with the Purchaser, pursuant to which the Purchaser is committed to purchase up to C$25,000,000 of our common shares. See “Standby Equity Distribution Agreement”. Following completion of a draw down pricing period, we will file a prospectus supplement to this prospectus and to the registration statement of which this prospectus forms a part, covering the issuance to the Purchaser and the resale by the Purchaser of such shares. The Purchaser may sell any or all of these common shares on the TSX or the Nasdaq or any other stock exchange, market or trading facility on which the common shares are traded or in private transactions in accordance with applicable securities laws. These sales may be at fixed or negotiated prices.

The Purchaser has informed us that it may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers may agree with the Purchaser to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Purchaser may also sell shares under Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act, if available, rather than under this prospectus or any prospectus supplement.

We agreed to keep the registration statement of which this prospectus is a part effective until (a) such shares have been disposed of pursuant to the applicable prospectus supplement and/or the registration statement of which this prospectus is a part, (b) such shares have been sold under circumstances under which all of the applicable conditions of Rule 144 (or any similar provision then in force) under the Securities Act (“Rule 144”) are met, or (c) in the opinion of our counsel such shares may permanently be sold without registration or without any time, volume or manner limitations pursuant to Rule 144.

The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Broker-dealers engaged by the Purchaser may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Purchaser (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with Financial Industry Regulatory Authority (“FINRA”) rules.

The Purchaser has agreed that from and after the date of execution of the SEDA and including the 90th day next following its termination, neither the Purchaser nor any of its trading affiliates will engage in any short sales with respect to our common shares, provided that nothing in the SEDA shall prohibit the Purchaser from selling any common shares that it does own, or have the unconditional right to receive, at the time of sale, subject to applicable regulatory requirements. The Purchaser has further agreed that during the period listed above it will not grant any option to purchase or acquire any right to dispose or otherwise dispose for value of any of our securities or any securities convertible into or exercisable or exchangeable for, or warrants to purchase, any or our securities, or enter into any swap, hedge or other agreement that transfers, in whole or in part, the economic risk of ownership of any of our securities, except for the sales permitted in accordance with this paragraph.

The Purchaser is, and any other broker-dealer or agent that are involved in selling the common shares purchased by the Purchaser may be deemed to be, an “underwriter” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Purchaser has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common shares. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed any extraordinary commission or consideration in connection with such distribution.

We are required to pay certain fees and expenses incurred by us incident to the registration of the common shares. We have agreed to indemnify the Purchaser against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the Purchaser is an “underwriter” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder, except in cases where an exemption from such delivery requirements has been obtained. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale or resale of the shares by the Purchaser.

In addition, the Purchaser and any other person engaged in the distribution of the resale of common shares will be subject to liability under the Securities Act and the Exchange Act, including Rule 10b-5 and Regulation M under the Exchange Act. Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution or the resale of common shares may not simultaneously engage in market making activities with respect to the common shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Purchaser will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common shares by the Purchaser or any other person. These restrictions also may affect the marketability of our common shares by the Purchaser and any other person engaged in the distribution of the resale of common shares.

We will make copies of this prospectus available to the Purchaser and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act), except in cases where an exemption from such delivery requirements has been obtained.

We will bear costs relating to all of the securities being registered under the registration statement of which this prospectus is a part.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences to a Purchaser who is a non-resident of Canada or to a Purchaser who is a resident of Canada of acquiring, owning and disposing of any of our securities offered thereunder.

The applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of our securities offered thereunder by an initial Purchaser who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), including, to the extent applicable, such consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common shares in Canada is Computershare Trust Company of Canada, at its principal offices in Montreal and Toronto and in the United States is Computershare Trust Company, Inc. at its principal office in Golden, Colorado.

LEGAL MATTERS

Legal matters relating to this offering as to Canadian law and the validity of the securities offered by this prospectus are being passed upon for us by Fasken Martineau DuMoulin LLP, Montreal, Québec. Legal matters relating to this offering as to United States law will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts.

As of December 11, 2009, the partners and associates of these firms beneficially owned, directly or indirectly, less than 1% of our issued and outstanding securities.

EXPERTS

Our consolidated financial statements as at December 31, 2008 and 2007, and each of the years in the three-year period ended December 31, 2008 incorporated by reference in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated by reference in this prospectus and registration statement, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada (including the permanent information record in the Province of Québec). Copies of documents incorporated by reference in this prospectus and not delivered with this prospectus may be obtained upon request without charge from our Secretary at 480 Armand-Frappier Blvd., Laval, Québec, H7V4B4, telephone (450) 686-1017 or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, or SEDAR, which can be accessed at http://www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from our Secretary at the above-mentioned address and telephone number. The following documents, filed with the various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference and form an integral part of this prospectus:

•	our annual information form dated March 18, 2009 for the fiscal year ended December 31, 2008;

•	our management’s discussion and analysis contained in our annual report for the fiscal year ended December 31, 2008;

•	our management’s discussion and analysis for the three and nine month periods ended September 30, 2009;

•	our audited comparative consolidated financial statements, including the notes thereto, for the fiscal year ended December 31, 2008, together with the auditors’ report thereon as refiled on November 25, 2009, prepared in accordance with Canadian GAAP and including a reconciliation of the significant differences between Canadian GAAP and U.S. GAAP;

•	the unaudited interim consolidated financial statements as at September 30, 2009 and for the three and nine month periods ended September 30, 2009, including the notes thereto;

•	our management proxy circular dated March 18, 2009 in connection with the annual meeting of shareholders of the Company held on May 7, 2009;

•	the material change report dated January 6, 2009, announcing that the once-daily formulation of the analgesic tramadol, has been approved by the U.S. Food and Drug Administration (FDA);

•	the material change report dated April 9, 2009, announcing the results of our recently completed North American Phase III clinical trial for our twice-daily formulation of tramadol and acetaminophen (study 06CCL3-001);

•	the material change report dated July 23, 2009 announcing the receipt of a complete response letter from the FDA for the new drug application (NDA) submission of our novel formulation of antidepressant trazodone;

•	the material change report dated August 18, 2009 commenting on the outcome of the patent infringement litigation initiated by Purdue Pharma Products L.P. against Par Pharmaceutical Companies, Inc. relating to Utram® ER (tramadol hydrochloride extended-release tablets);

•	the material change report dated October 9, 2009, announcing that we have been informed by Gruppo Angelini, the manufacturer of our active pharmaceutical ingredient (API) for our novel trazodone formulation, that it has received a letter from the FDA stating that Gruppo Angelini has appropriately addressed all deficiencies cited by the FDA following its inspection of its manufacturing facility;

•	the material change report dated November 10, 2009, announcing the streamlining of our operations; and

•	the material change report dated November 25, 2009, announcing the execution of the SEDA with the Purchaser.

Any documents of the type referred to in the preceding paragraph and any material change reports (excluding confidential material change reports) we filed with a securities commission or any similar authority in Canada or the SEC after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus.

In addition, to the extent that any document or information incorporated by reference into this prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part if and to the extent expressly provided therein.

A prospectus supplement containing the specific terms of any offering of our securities will be delivered to purchasers of our securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement and only for the purposes of the offering of our securities to which that prospectus supplement pertains, except in cases where an exemption from such delivery requirements has been obtained.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon a new annual information form and the related annual financial statements being filed by us with, and, where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements and all quarterly financial statements, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of our securities under this prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this prospectus forms a part: (1) the documents listed under the heading “Documents Incorporated by Reference”; (2) powers of attorney from our directors and officers; and (3) the consent of Ernst & Young LLP.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-10 relating to the securities described in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces of Canada through SEDAR and any document we file with or furnish to the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and our SEC filings are also available at such website. This website address is included in this document as an inactive textual reference only.

PURCHASER’S STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT

We have read the short form base shelf prospectus of Labopharm Inc. (the “Company”) dated December 14, 2009 relating to the offer for sale from time to time of common shares, preferred shares, warrants and units, in one or more series or issuances, with a total offering price of such securities, in the aggregate, of up to $100 million (the “Prospectus”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the Board of Directors and Shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders’ equity (deficiency) and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2008 for which our report is dated February 24, 2009 (except for note 27 which is as at November 20, 2009) and our report on the effectiveness of internal control over financial reporting as at December 31, 2008, for which the date of our report is February 24, 2009.

(signed) Ernst & Young LLP
Chartered Accountants
Montreal, Canada
CA auditor permit no. 16652

December 14, 2009

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CERTIFICATE OF THE COMPANY

Date: December 14, 2009

This short form prospectus, together with the documents incorporated in this prospectus by reference constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all of the provinces of Canada.

(signed) James R. Howard-Tripp President and Chief Executive Officer	(signed) Mark A. D’Souza Senior Vice President and Chief Financial Officer

On behalf of the Board of Directors

(signed) Jacques L. Roy Director	(signed) Frédéric Porte Director

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